UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE,

YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Pursuant to the agreement with Ion Asset Management Ltd. announced on June 27, 2014, at its meeting held on September 23, 2014, the Board of Directors of Orbotech Ltd. (the “Company”) determined that the number of directors of the Company be increased from ten to eleven, that Mr. Miron (Ronnie) Kenneth be appointed to fill the vacancy so created and that Mr. Kenneth remain a board member under this appointment until the 2015 Annual General Meeting of the Company. Mr. Kenneth qualifies as an ‘independent director’ under Nasdaq independence standards.

Mr. Kenneth, 58, a private investor in high technology startup companies, currently serves as the chairman of Teridion Technologies Ltd., a privately held company specializing in overlay network technologies for service providers. Mr. Kenneth received his bachelor’s degree in economics and computer science from Bar Ilan University in 1982 and his master’s degree in business administration from Golden Gate University in 1985.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and Chief Financial Officer

Date: September 23, 2014